

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 11, 2008

Mr. Timothy W. Metz
Chief Executive Officer and Director
Peaksoft Multinet Corp.
3930 Meridian Street
Suite C117
Bellingham, Washington 98226

> **Re:** **Peaksoft Multinet Corp.**
> **Form 10-K**
> **Filed February 9, 2007**
> **File No. 0-24069**

Dear Mr. Metz:

We issued comments to you on the above captioned filing on July 27, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 21, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 21, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Chris White at 202-551-3461or me at 202-551-3488 if you have any questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief